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                                                    SEC FILE NUMBER  33-58677
                                                    CUSIP NUMBER     N/A



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



(Check One):   [ ] Form 10-K    [ ] Form 20-F    [ ] Form 11-K  [X] Form 10-Q
               [ ] Form 10-D  [ ] Form N-SAR   [ ] Form N-CSR


           For Period Ended: September 30, 2005
           [ ]    Transition Report on Form 10-K
           [ ]    Transition Report on Form 20-F
           [ ]    Transition Report on Form 11-K
           [ ]    Transition Report on Form 10-Q
           [ ]    Transition Report on Form N-SAR
           For the Transition Period Ended: ______________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

The Travelers Life and Annuity Company
--------------------------------------------------------------------------------
Full Name of Registrant

N/A
--------------------------------------------------------------------------------
Former Name if Applicable

One Cityplace
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Hartford, Connecticut 06103-3415
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is currently reviewing an affiliate transaction, entered into in late 2004, involving (i) the Registrant, (ii) its immediate parent, The Travelers Insurance Company ("TIC"), and (iii) an affiliate, The Travelers Life and Annuity Reinsurance Company, with respect to the Registrant's and TIC's reserves related to guarantee features included in certain of its universal life and variable universal life products. This review has required the examination and evaluation of actuarial reports and analyses and of other accounting records of the Registrant, which could not be completed prior to the prescribed filing date for the Registrant's quarterly report on Form 10-Q for the quarterly period ended September 30, 2005 (the "Third Quarter 2005 10-Q") without unreasonable effort or expense. The Registrant expects that its Third Quarter 2005 10-Q will be filed on or before Monday, November 21, the first business day on or following the fifth calendar day following the prescribed due date. The Registrant currently believes that this review will not result in any material adverse effect on its financial statements for current or prior periods. Moreover, this review is not expected to have a material adverse effect on the Registrant's immediate parent's consolidated financial statements and is not expected to have any impact on the Registrant's ultimate parent's consolidated financial statements.


SEC 1344 (03-05)
PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                         (Attach extra Sheets if Needed)


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Joseph J. Prochaska, Jr.        (212)                             578-8846
--------------------------------------------------------------------------------
(Name)                       (Area Code)                      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 [X] Yes  [ ] No

________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [X] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of ordinary business developments and the on-going operations of the Registrant and the recent acquisition of the Registrant, including the impact of establishing a new basis of accounting relating to the application of purchase accounting, the Registrant expects that its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 will reflect a significant change in its results of operations as compared to the corresponding period in the prior year. Because the Registrant is currently conducting the review described in Part III above, a reasonable estimate of the Registrant's results of operations for the period ended September 30, 2005 cannot be made at this time.
________________________________________________________________________________



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                     The Travelers Life and Annuity Company
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  November 15, 2005                         By  /s/ Joseph J. Prochaska, Jr.
      ---------------------                         ----------------------------
                                                    Joseph J. Prochaska, Jr.
                                                    Senior Vice-President and
                                                    Chief Accounting Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).